Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS UNAUDITED RESULTS FOR THE THREE MONTHS ENDED June 30, 2013

•	Revenue of $541.3 million in 2Q13, representing the fifth consecutive quarter of record high revenue, an increase of 28.3 % year over year, and up 7.9 % quarter over quarter.

•	Revenues from China-based customers increased to 40.9% of overall revenue in 2Q13, an all-time high, compared to 32.7% in 2Q12 and 38.6% in 1Q13.

•	Gross profit of $135.2 million in 2Q13 was a record high, compared to $101.7 million in 2Q12 and $98.3 million in 1Q13.

•	Gross margin improved to 25.0% in 2Q13, compared to 24.1% in 2Q12 and 19.6% in 1Q13.

•	Profit attributable to SMIC was $75.4 million in 2Q13, more than 10 times the profit of $7.1 million in 2Q12 and an 85.7% increase compared to the profit of $40.6 million in 1Q13.

Set out below is a copy of the full text of the press release by the Company on August 8, 2013, in relation to its unaudited results for the three months ended June 30, 2013.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The Company started to prepare consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) in 2012’s Annual Report. All prior period information has been reclassified to conform to IFRS presentation.

Shanghai, China –August 8, 2013. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended June 30, 2013.

Third Quarter 2013 Guidance:

The following statements are forward looking statements which are based on current expectations and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below.

•	Excluding wafer shipments from Wuhan Xinxin which is expected to gradually phase out starting in 3Q13, revenue is expected to be down 1% to up 2% quarter over quarter.

•	Revenue including wafer shipments from Wuhan Xinxin is expected to be down 3% to flat quarter over quarter.

•	Gross margin excluding wafer shipments from Wuhan Xinxin is expected to range from 18.5% to 21.5%.

•	Gross margin including Wuhan Xinxin is expected to range from 17.5% to 20.5%

•	Operating expenses excluding the effect of foreign exchange, funding of R&D contracts from the government and gain from the disposal of living quarters are expected to range from $81 million to $85 million.

Dr. Tzu-Yin Chiu, SMIC’s Chief Executive Officer and Executive Director, commented, “I am very pleased to report that SMIC has exceeded expectations and again achieved record high revenue of $541.3 million in the second quarter of 2013, representing year over year growth of 28.3% and sequential growth of 7.9%. The utilization increased to 98.5% in 2Q 2013 compared to 95.2% in 2Q 2012 and 89.0% in 1Q 2013. Both gross profit and profit from operations reached record highs of $135.2 million and $79.1 million respectively. ”

“Revenue from our China customers grew 14.3% sequentially and 60.6% year-over-year, contributing 40.9% of total revenue in the second quarter of 2013, an all-time high. Our 40/45nm revenue grew 71.9% sequentially contributing 10.0% of total wafer revenue compared to 6.4% in the first quarter of 2013. “

“Demand for our differentiated applications continues to be strong, especially in the areas of power management. CMOS Image Sensor, and EEPROM. In order to further capture the market opportunities and to enhance our position in differentiated technologies, we are looking into various opportunities to expand our 8-inch capacity. “

Conference Call / Webcast Announcement

Date: August 9, 2013
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code:

China	400-620-8038	(Pass code: SMIC)
Hong Kong	852-2475-0994	(Pass code: SMIC)
Taiwan	886-2-2650-7825(Pass code: SMIC)
United States, New York	1-845-675-0437	(Pass code: SMIC)

The call will be webcast live with audio at http://www.smics.com/eng/investors/ir—presentations.php or http://www.media-server.com/m/p/8s7n2w4d.

An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai, a 300mm mega-fab in Beijing, a 200mm fab in Tianjin, and a 200mm fab project under development in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

For more information, please visit www.smics.com.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “Third Quarter 2013 Guidance” and the statement regarding our looking into various opportunities to expand our 8-inch capacity, are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with the global economic slowdown, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F filed with the SEC on April 15, 2013, especially the consolidated financial statements, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary of Second Quarter 2013 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	2Q13	1Q13	QoQ	2Q12	YoY
Revenue	541,302	501,609	7.9%	421,825	28.3%
Cost of sales(3)	(406,075)	(403,321)	0.7%	(320,110)	26.9%

Gross profit	135,227	98,288	37.6%	101,715	32.9%
Operating expenses(3)	(56,095)	(46,967)	19.4%	(87,973)	-36.2%

Profit from operation	79,132	51,321	54.2%	13,742	475.8%
Other expense, net	(3,292)	(8,273)	-60.2%	(8,188)	-59.8%

Profit before tax	75,840	43,048	76.2%	5,554	1265.5%
Income tax (expenses) benefit	(510)	(2,536)	-79.9%	1,461	—

Profit for the period	75,330	40,512	85.9%	7,015	973.8%
Other comprehensive income:
Exchange differences on translating foreign operations	278	43	546.5%	(230)	—

Total comprehensive income for the period	75,608	40,555	86.4%	6,785	1014.3%

Profit attributable to SMIC	75,401	40,604	85.7%	7,060	968.0%
Gross margin	25.0%	19.6%	—	24.1%	—
Earnings per ordinary share (basic and diluted)(1)	0.00	0.00	—	0.00	—
Earnings per ADS (basic and diluted)	0.12	0.06	—	0.01	—
Wafers shipped (in 8” equivalent wafers)	687,651	631,776	8.8%	557,683	23.3%
Capacity utilization(2)	98.5%	89.0%	—	95.2%	—

Note:

(1)	Based on weighted average ordinary shares of 32,051 million (basic) and 32,312 million (diluted) in 2Q13, 32,014 million (basic) and 32,182 million (diluted) in 1Q13, and 28,789 million (basic) and 28,830 million (diluted) in 2Q12.

(2)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

(3)	The Company made reclassifications in 1Q13 to allocate employee bonuses among cost of sales and operating expenses, which were previously all included in operating expense.

•	Revenue increased to $541.3 million in 2Q13, up 7.9% QoQ from $501.6 million in 1Q13, mainly due to an increase in wafer shipments.

•	Revenue generated by shipments from Wuhan Xinxin was $39.5 million in 2Q13 compared to $29.2 million in 1Q13. This portion of revenue will gradually be phased out starting in 3Q13.

•	Cost of sales in 2Q13 was $406.1 million, comparable to $403.3 million in 1Q13 despite an increase in shipments primarily due to significantly higher fab utilization. As a result, depreciation expense was distributed to a larger number of wafers produced.

•	Gross profit was $135.2 million in 2Q13, an increase of 37.6% QoQ from $98.3 million in 1Q13.

•	Gross margin was 25.0% in 2Q13, up from 19.6% in 1Q13 primarily due to significantly higher fab utilization in 2Q13.

•	Operating expenses increased to $56.1 million in 2Q13, an increase of 19.4% QoQ from $47.0 million in 1Q13, mainly due to the reasons stated in Operating Expenses (Income) Analysis.

•	Income tax expenses was $0.5 million in 2Q13, a decrease of 79.9% QoQ from $2.5 million in 1Q13, due to the effect of the decrease in the number of living quarter units disposed in 2Q13 compared to 1Q13, which also resulted in decreased income tax.

Analysis of Revenue

Revenue Analysis
By Application	2Q13	1Q13	2Q12
Computer	1.5%	1.3%	2.6%
Communications	45.6%	47.3%	41.1%
Consumer	45.3%	42.5%	47.8%
Others	7.6%	8.9%	8.5%
By Service Type	2Q13	1Q13	2Q12

Wafers	96.2%	94.1%	94.4%
Mask making, testing, others	3.8%	5.9%	5.6%
By Customer Type	2Q13	1Q13	2Q12

Fabless semiconductor companies	87.7%	88.7%	87.4%
Integrated device manufacturers (IDM)	7.0%	6.1%	9.4%
System companies and others	5.3%	5.2%	3.2%
By Geography	2Q13	1Q13	2Q12

North America	48.3%	51.4%	56.3%
China(1)	40.9%	38.6%	32.7%
Eurasia(2)	10.8%	10.0%	11.0%
Wafer Revenue Analysis

By Technology (logic, memory only)	2Q13	1Q13	2Q12

40/45 nm	10.0%	6.4%	0.2%
55/65 nm	30.9%	32.1%	32.8%
90 nm	4.6%	6.7%	8.7%
0.13 µm	10.5%	10.7%	15.5%
0.15/0.18 µm	40.1%	39.9%	36.5%
0.25/0.35 µm	3.9%	4.2%	6.3%

Note:
(1) Including Hong Kong, but excluding Taiwan
(2) Excluding China

Capacity*

Fab / (Wafer Size)	2Q13	1Q13
Shanghai Mega Fab (8”)	90,000	90,000
Shanghai 12-inch Fab (12”)	18,000	14,150
Beijing Mega Fab (12”)	81,000	81,000
Tianjin Fab (8”)	34,500	34,450
Total monthly wafer fabrication capacity	223,500	219,600

Note:
* Wafers per month at the end of the period in 8” equivalent wafers, calculated on a 30-day basis for comparison purposes

•	Monthly capacity increased to 223,500 8-inch equivalent wafers in 2Q13 from 219,600 8-inch equivalent wafers in 1Q13, primarily due to the expansion of capacity in our Shanghai 12-inch fab.

Shipment and Utilization

8” equivalent wafers	2Q13	1Q13	QoQ	2Q12	YoY
Wafer shipments	687,651	631,776	8.8%	557,683	23.3%
Utilization rate(1)	98.5%	89.0%	—	95.2%	—

Note:
(1)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	2Q13	1Q13	QoQ	2Q12	YoY
Cost of sales	406,075	403,321	0.7%	320,110	26.9%
Depreciation	107,759	127,339	-15.4%	91,184	18.2%
Other manufacturing costs	295,840	275,537	7.4%	228,344	29.6%
Share-based compensation	2,476	445	456.4%	582	325.4%
Gross profit	135,227	98,288	37.6%	101,715	32.9%
Gross margin	25.0%	19.6%	—	24.1%	—

•	Cost of sales was $406.1 million in 2Q13, up 0.7% QoQ from $403.3 million in 1Q13.

•	Depreciation within the cost of sales decreased in 2Q13 relative to 1Q13 primarily due to significantly higher fab utilization; as a result, depreciation expense was distributed to a greater number of wafers produced and to inventory costs as of the period end.

•	Other manufacturing costs within the cost of sales increased in 2Q13 relative to 1Q13 primarily due to an increase in wafer shipments.

•	Gross profit was $135.2 million in 2Q13, an increase of 37.6% QoQ from $98.3 million in 1Q13.

•	Gross margin was 25.0% in 2Q13, up from 19.6% in 1Q13 primarily due to significantly higher fab utilization in 2Q13.

Operating Expenses (Income) Analysis

Amounts in US$ thousands	2Q13	1Q13	QoQ	2Q12	YoY
Operating expenses	56,095	46,967	19.4%	87,973	-36.2%
Research and development	36,736	24,758	48.4%	51,021	-28.0%
General and administrative	42,636	34,203	24.7%	29,093	46.6%
Selling and marketing	9,775	8,254	18.4%	7,786	25.5%
Other operating expense (income)	(33,052)	(20,248)	63.2%	73	—

•	R&D expenses increased to $36.7 million in 2Q13, up 48.4% QoQ from $24.8 million in 1Q13 mainly due to 1) a $7.5 million decrease in the funding of R&D contracts from the government in 2Q13, which offset the costs and 2) an increase of employee bonus accrual in 2Q13.

•	General and administrative expenses increased to $42.6 million in 2Q13, up 24.7% QoQ from $34.2 million in 1Q13, mainly due to higher employee bonus accrual in 2Q13.

•	Other operating expense (income) in 2Q13 included 1) the gain arising from the disposal of part of the living quarters in Shanghai and 2) the gain arising from the disposal of the Company’s total ownership interest in SMIC (Wuhan) Development Corporation which was mainly engaged in the construction, operation and management of SMIC living quarters and schools in Wuhan.

Other Income (expense), Net

Amounts in US$ thousands	2Q13	1Q13	QoQ	2Q12	YoY
Other income (expense), net	(3,292)	(8,273)	-60.2%	(8,188)	-59.8%
Interest income	936	1,352	-30.8%	1,827	-48.8%
Finance costs	(9,080)	(10,850)	-16.3%	(10,174)	-10.8%
Foreign exchange gains or losses	2,949	2,145	37.5%	(2,336)	—
Other gains or losses	1,126	(1,366)	—	2,054	-45.2%
Share of profits of associates	777	446	74.2%	441	76.2%

•	Finance costs decreased to $9.1 million in 2Q13, down 16.3% QoQ from $10.9 million in 1Q13, mainly due to 1) the Company retired some of the bank borrowings in early 2Q13 and 2) more interest expense was capitalized as part of the costs of assets under construction in 2Q13.

•	The change of other gains or losses was mainly due to the payment of land idling tax charged by the local government in 1Q13.

Depreciation and Amortization

Amounts in US$ thousands	2Q13	1Q13	QoQ	2Q12	YoY
Depreciation and amortization	135,712	135,752	-0.0%	140,770	-3.6%

Liquidity

Amounts in US$ thousands	2Q13	1Q13
Cash and bank balances	262,955	292,932
Restricted cash	214,430	185,031
Other financial assets	2,881	1,239
Trade and other receivables	472,426	355,293
Prepaid operating expenses	57,231	51,061
Inventories	308,328	284,653
Assets classified as held-for-sale	922	1,428
Total current assets	1,319,173	1,171,637
Current tax liabilities	143	60
Other financial liabilities	107	8
Promissory notes	14,791	29,582
Accrued liabilities	104,678	73,696
Borrowings	586,425	529,440
Trade and other payables	537,003	459,235
Total current liabilities	1,243,147	1,092,021
Cash Ratio	0.2x	0.3x
Quick Ratio	0.8x	0.8x
Current Ratio	1.1x	1.1x

Capital Structure

Amounts in US$ thousands	2Q13	1Q13
Cash and cash equivalents	262,955	292,932
Restricted cash	214,430	185,031
Current portion of promissory notes	14,791	29,582
Short-term borrowings	586,425	529,440
Long-term debt	474,692	429,000
Total debt	1,061,117	958,440
Equity	2,403,738	2,319,036
Total debt to equity ratio(1)	44.1%	41.3%

Note:

(1)	Total debt divided by equity, total debt including short-term borrowings and long-term debt.

Cash Flow

Amounts in US$ thousands	2Q13	1Q13
Net cash generated from operating activities	108,360	154,638
Net cash used in investing activities	(242,559)	(82,628)
Net cash generated from (used in) financing activities	104,167	(137,503)
Effect of exchange rate changes	55	(65)
Net change in cash	(29,977)	(65,558)

Capex Summary

■ ■ ■
Capital expenditures for 2Q13 were $301.8 million.
 The planned 2013 capital expenditures for our foundry operation are $675 million.
 In addition, the Company has budgeted capital expenditures of another $130 million in 2013 for the construction of living quarters for employees as part of the employee retention program. The Company plans to either rent out or sell these living quarter units to employees in the future.

Recent Highlights and Announcements

• Notification of Board Meeting (2013-07-19)
• Grant of Options (2013-06-18)
• List of Directors and Their Roles and Functions (2013-06-18)
• Appointment of Independent Non-executive Director and Redesignation of Director (2013-06-18)
• List of Directors and Their Roles and Functions (2013-06-13)
• (1) Poll Results of the Annual General Meeting Held on 13 June, 2013 (2) Retirement of Independent Non-executive Director (2013-06-13)
• Grant of Options (2013-06-11)
• Establishment of a Joint Venture in Beijing, the PRC (2013-06-03)
• SMIC’s 2013 Advanced Technology Workshop Held in Shanghai Focusing on 40nm and 28nm Technology Offerings (2013-05-30)
• Closure of Register of Members (2013-05-23)
• Circulars — Notification Letter and Request Form to Non-registered Holders (2013-05-10)
• Circulars — Notification Letter to Registered Shareholders (2013-05-10)
• Proxy Forms — Form of Proxy for Use at the Annual General Meeting to be Held on 13 June 2013 (2013-05-10)
• Circulars — (1) Notice of Annual General Meeting (2) Re-election of Directors (3) Proposed General Mandates to Issue and Repurchase Shares (4) Adoption of New Share Plans and (5)Termination of Existing Share Plans (2013-05-10)

• Notice of Annual General Meeting (2013-05-10)
• Grant of Options (2013-05-07)
• SMIC Appoints Dr. Atsushi Hori as General Manager of SMIC Japan (2013-05-07)
• Circulars — Letter and Reply Form to New Registered Shareholder — Election of Means of Receipt of Corporate Communication (2013-04-29)
• Circulars — Notification Letter and Request Form to Non-registered Holders (2013-04-29)
• (2013-04-29)
• Appointment of Chief Operating Officer (2013-04-26)
• SMIC Reports Unaudited Results for the Three Months Ended March 31, 2013 (2013-04-24)
• SMIC Donates 2 Million Chinese Yuan to Fund Liver Transplants for Disadvantaged Children (2013-04-12)
• Notification of Board Meeting (2013-04-03)

Please visit SMIC’s website at http://www.smics.com/eng/press/press_releases.php and
http://www.smics.com/eng/investors/ir_filings.php
for further details regarding the recent announcements.

For the three months ended
	June 30, 2013	March 31, 2013
	(Unaudited)	(Unaudited)
Revenue	541,302	501,609
Cost of sales	(406,075)	(403,321)

Gross profit	135,227	98,288
Research and development	(36,736)	(24,758)
General and administration expenses	(42,636)	(34,203)
Sales and marketing expenses	(9,775)	(8,254)
Other operating income	33,052	20,248
Profit from operation	79,132	51,321
Other expense, net	(3,292)	(8,273)
Profit before tax	75,840	43,048
Income tax expense	(510)	(2,536)

Profit for the period	75,330	40,512

Other comprehensive income
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	278	43

Total comprehensive income for the period	75,608	40,555

Profit for the period attributable to:
Owners of the Company	75,401	40,604
Non-controlling interests	(71)	(92)

	75,330	40,512

Total comprehensive income for the period attributable to:
Owners of the Company	75,679	40,647
Non-controlling interests	(71)	(92)

	75,608	40,555

Earnings per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders, basic and diluted	0.00	0.00
Earnings per ADS attributable to Semiconductor Manufacturing International Corporation ordinary ADS holders, basic and diluted	0.12	0.06
Shares used in calculating basic earnings per share	32,051,257,487	32,014,142,052
Shares used in calculating diluted earnings per share	32,311,620,628	32,182,139,336

As of
	June 30, 2013	March 31, 2013
	(Unaudited)	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	2,523,893	2,443,230
Prepaid land use right	124,818	73,576
Intangible assets	228,898	226,787
Investments in associates	23,189	22,190
Deferred tax assets	43,802	43,461
Other assets	37,926	41,065

Total non-current assets	2,982,526	2,850,309

Current assets
Inventories	308,328	284,653
Prepaid operating expenses	57,231	51,061
Trade and other receivables	472,426	355,293
Other financial assets	2,881	1,239
Restricted cash	214,430	185,031
Cash and bank balances	262,955	292,932

	1,318,251	1,170,209
Assets classified as held-for-sale	922	1,428

Total current assets	1,319,173	1,171,637

TOTAL ASSETS	4,301,699	4,021,946

EQUITY AND LIABILITIES
Capital and reserves
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, 32,075,631,400 and 32,023,168,050 shares issued and outstanding at June 30, 2013 and March 31, 2013, respectively	12,830	12,809
Share premium	4,088,071	4,084,942
Reserves	53,079	46,857
Accumulated deficit	(1,751,031)	(1,826,432)

Equity attributable to owners of the Company	2,402,949	2,318,176
Non-controlling interests	789	860

Total equity	2,403,738	2,319,036

Non-current liabilities
Borrowings	474,692	429,000
Deferred tax liabilities	257	314
Deferred government grant	174,876	171,987
Long-term financial liabilities	4,989	4,588
Other liabilities	-	5,000

Total non-current liabilities	654,814	610,889

Current liabilities
Trade and other payables	537,003	459,235
Borrowings	586,425	529,440
Accrued liabilities	104,678	73,696
Promissory notes	14,791	29,582
Other financial liabilities	107	8
Current tax liabilities	143	60

Total current liabilities	1,243,147	1,092,021

Total liabilities	1,897,961	1,702,910

TOTAL EQUITY AND LIABILITIES	4,301,699	4,021,946

	For the three months ended
	June 30, 2013	March 31, 2013
	(Unaudited)	(Unaudited)
Cash flow from operating activities
Profit for the period	75,330	40,512
Depreciation and amortization	135,712	135,752
Share of profits of associates	(777)	(446)
Changes in working capital and others	(101,905)	(21,180)

Net cash generated from operating activities	108,360	154,638

Cash flow from investing activities:
Payments for property, plant and equipment	(188,008)	(123,132)
Payments for intangible assets	(14,914)	(14,580)
Payments for land use right	(61,391)	—
Proceeds from (payment for) disposal of property, plant and equipment and intangible assets	7,553	(8,416)
Changes in restricted cash relating to investing activities	(12,721)	46,388
Payments to acquire financial assets	(2,852)	(1,527)
Proceeds on sale of financial assets	1,215	18,966
Proceeds from disposal of subsidiary	28,639	—
Others	(80)	(327)
Net cash used in investing activities	(242,559)	(82,628)

Cash flow from financing activities:
Proceeds from borrowings	306,939	55,675
Repayment of borrowings	(189,323)	(193,745)
Repayment of promissory notes	(15,000)	—
Proceeds from exercise of employee stock options	1,551	567

Net cash generated from (used in) financing activities	104,167	(137,503)

Effects of exchange rate changes on the balance of cash held in foreign currencies	55	(65)

Net decrease in cash and cash equivalents	(29,977)	(65,558)
Cash and bank balances, beginning of period	292,932	358,490
Cash and bank balances, end of period	262,955	292,932

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhang Wenyi (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang

Non-executive Directors
Chen Shanzhi
Lawrence Juen-Yee Lau (Datong Chen as his Alternate)
Zhou Jie

Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Frank Meng
Lip-Bu Tan

By order of the Board
Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC
August 8, 2013

• For identification only